EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges
The Boeing Company and Subsidiaries
(Dollars in millions)

	Six months ended	Years ended December 31,
	June 30, 2015	2014	2013	2012	2011
Earnings before income taxes	3,569	7,137	6,232	5,910	5,393
Fixed charges excluding capitalized interest	194	455	514	603	677
Amortization of previously capitalized interest	49	72	74	75	64
Net adjustment for earnings from affiliates	(4)	7	13	69	(38)
Earnings available for fixed charges	$3,808	$7,671	$6,833	$6,657	$6,096
Fixed charges:
Interest and debt expense(1)	$169	$402	$461	$551	$626
Interest capitalized during the period	79	102	87	74	57
Rentals deemed representative of an interest factor	25	53	53	52	51
Total fixed charges	$273	$557	$601	$677	$734
Ratio of earnings to fixed charges	13.9	13.8	11.4	9.8	8.3

(1)	Amount does not include tax-related interest expense which is reported as a component of Income tax expense in our Condensed Consolidated Statements of Operations.